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                             February 10, 2021

       Patrick Lavelle
       President and Chief Executive Office
       VOXX International Corp
       2351 J. Lawson Blvd.
       Orlando, FL 32824

                                                        Re: VOXX International
Corp
                                                            Form 10-K for the
Fiscal Year Ended February 29, 2020
                                                            Filed June 15, 2020
                                                            File No. 001-09532

       Dear Mr. Lavelle:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended February 29, 2020

       Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Results of Operations, page 36

   1. You attribute the changes in net sales and gross profit in each of your segments over the reporting periods to
multiple factors. Please expand your discussion of the results of operations to quantify
the amount of the changes contributed by each underlying factor that you identified.
Please refer to Item 303 of Regulation S-K and SEC Release No. 33-
                                                        8350 for guidance.
       EBITDA, Adjusted EBITDA and Adjusted Diluted EBITDA per Common Share, page 44

   2. Please tell us your consideration of the guidance in Questions 103.02 and 102.05 of the Non-GAAP Compliance
and Disclosure Interpretations related to your presentation of diluted adjusted EBITDA
per common share as a non-GAAP financial measure.
 Patrick Lavelle
VOXX International Corp
February 10, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you
have questions.



FirstName LastNamePatrick Lavelle                         Sincerely,
Comapany NameVOXX International Corp
                                                          Division of
Corporation Finance
February 10, 2021 Page 2                                  Office of Trade &
Services
FirstName LastName